UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61040 /November 20, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13621

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
PACIFIC LEASE GROUP, INC.	:	REVOKING REGISTRATION BY
	:	DEFAULT

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        The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 23, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Respondent Pacific Lease Group, Inc. (Pacific), is a corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act, which has repeatedly failed to file required periodic reports.

        The Division of Enforcement has provided evidence that Pacific was served with the OIP in accordance with 17 C.F.R. §§ 201.141(a)(2)(ii) and (iv) on October 9, 2009. Pacific's Answer was due twenty days from the date of service. See 17 C.F.R. § 201.220(b); OIP at 2. No Answer has been received.

        Since Pacific has not filed an Answer or otherwise defended the proceeding, it is in default. Accordingly, the following allegations of the OIP are deemed to be true. See 17 C.F.R. §§ 201.155(a)(2), .220(f); OIP at 2.

        Pacific (CIK No. 0001111286) is a New Jersey corporation located in Surrey, British Columbia, Canada. The nature of Pacific's business operation is unclear, although, pursuant to its Form 10-KSB filed on April 16, 2007, it purports to "engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions." The common stock of Pacific has been registered with the Commission under Exchange Act Section 12(g) since June 12, 2000. Pacific's common stock is not publicly traded or quoted.

        While its common stock was registered with the Commission, Pacific failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-15 thereunder in that it failed to make disclosures in its Form 10-KSB for the fiscal year ended December 31, 2007, filed with the Commission on April 16, 2008, concerning its internal control over financial reporting and disclosure controls and procedures, as required by Items 307 and 308T of Regulation S-B.

While its common stock was registered with the Commission, Pacific failed to comply with Exchange Act Section 13(a) and Rule 13a-13 thereunder in that it has not filed any periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ended September 30, 2007.

While its common stock was registered with the Commission, Pacific failed to comply with Exchange Act Section 13(a) and Rule 13a-1 thereunder in that it failed to file an annual report on Form 10-K for the fiscal year ended December 31, 2008.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Exchange Act Rule 13a-1 requires issuers to file annual reports, and Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports. Exchange Act Rule 13a-15 requires issuers, with limited exceptions, to maintain disclosure controls and procedures, and, if such an issuer either had been required to file an annual report pursuant to Section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year, internal control over financial reporting.

As a result of the conduct described above, Pacific has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1, 13a-13, and 13a-15 thereunder. Considering its delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Pacific.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Pacific Lease Group, Inc., is hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge